Exhibit 99.112

Enthusiast Gaming’s Pocket Gamer Connects Virtual Conference Posts Record Numbers

Largest digital event to date attracted key sponsors including Facebook, Firebase (Google), MoPub (Twitter), Unity, Xsolla

TORONTO, March 02, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is pleased to announce record breaking registration at its most recent mobile games virtual event, Pocket Gamer Connects Digital #5 (“PGCD #5”), demonstrating the Company’s continued success pivoting its events and entertainment business to be able to thrive in a virtual format. Recently, Enthusiast Gaming was ranked by Comscore in the Gaming Information category as #1 in the United States in total unique visitor traffic for mobile web and mobile video, which are the fastest growing and most lucrative channels in digital advertising. The Pocket Gamer community is just one of many video game communities that make up Enthusiast Gaming’s platform that engages with 300 million gamers worldwide every month.

Over 1,500 mobile industry delegates, representing over 800 companies across 71 countries tuned in to PGCD #5 over five days last month – all record numbers. Delegates listened to 250+ speakers across 16 diverse tracks covering a broad spectrum of the industry, with an emphasis on game developers and publishers. Throughout PGCD #5, over 3,300 organized meetings were held online. Further, due to its unique position at the crossroads of the mobile games industry, Pocket Gamer Connects (“PGC”) continues to attract an A list of sponsors and industry supporters including Facebook, Firebase (Google), MoPub (Twitter), Unity, Xsolla, Kwalee, CrazyLabs, JoyPac, among many more influential industry players.

Adrian Montgomery, CEO of Enthusiast Gaming commented, “I want to congratulate our Pocket Gamer team on another successful virtual event. With each additional virtual event we host, Enthusiast Gaming continues to grow and strengthen its audience and reach within the mobile games industry, allowing us to expand programming and reach new tier 1 sponsors.”

The Pocket Gamer community includes avid mobile gamers, developers (including indies), publishers and more than 26,000 industry professionals worldwide have attended the international conference series, PGC, since 2014 in the UK, Canada, USA, Finland, Hong Kong, Jordan and India as well as through virtual events. PGC provides an important platform for mobile gaming enthusiasts to connect, engage and interact, while providing valuable industry leading expert content and discussion around the mobile gaming scene. PGCD #6 is scheduled for April 19-23, 2021. For more information or to register for PGC Digital visit https://www.pgconnects.com/digital/.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Contacts:

Enthusiast Gaming – Eric Bernofsky

Chief Corporate Officer

press@enthusiastgaming.com

Media Relations – ID

EnthusiastGaming@id-pr.com

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to the Enthusiast Gaming's future growth in periods of increased market advertiser demand.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.